UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

FIRST COMMERCE BANCORP, INC.
(Name of the Issuer)
FIRST COMMERCE BANCORP, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
31984R105
(CUSIP Number of Class of Securities)

W.B. Marsh
500 North Ellington Parkway
Lewisburg, Tennessee 37091
(931) 359-4322
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Person(s) Filing Statement)
Copy to:
Bob F. Thompson, Esq.
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238-0002
(615) 742-6200
This statement is filed in connection with (check the appropriate box):

☑ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐ b.	The filing of a registration statement under the Securities Act of 1933.
☐ c.	A tender offer.
☐ d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,401,038.85	$105

*	For purposes of calculation of fee only, this amount is based on 299,651 shares (the number of shares of common stock of the Issuer to be converted into Class A or Class B common stock in the proposed Reclassification) multiplied by $11.35, the book value per share of common stock computed as of March 31, 2007.

**	Determined pursuant to Rule 0-11(b) by multiplying $3,401,038.85 by 0.0000307.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION
     This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by First Commerce Bancorp, Inc., a Tennessee corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. We are proposing that our shareholders adopt an amendment to our charter that will result in the reclassification of certain shares of our common stock into newly authorized shares of Class A and Class B stock. If the transaction is completed, our shareholders of record who hold between 204 and 1,020 shares of common stock will receive shares of Class A stock and our shareholders holding 203 shares of common stock or less will receive shares of Class B stock, all on the basis of one share of Class A or Class B stock for each share of common stock held by such shareholders. Our shareholders of record who hold 1,021 or more shares of common stock prior to the transaction will continue to hold the same number of shares of common stock following the reclassification transaction. The effect of the transaction will be to reduce the number of shareholders of record of common stock to less than 300, which will allow us to terminate our reporting obligations.
     This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by First Commerce Bancorp, Inc. pursuant to Regulation 14A under the Exchange Act, pursuant to which the holders of the common stock will be given notice of the special meeting at which they will be asked to approve the reclassification transaction, and to transact any other business properly brought before the special meeting. The proxy statement that is incorporated by reference herein is the proxy statement on Schedule 14A as filed with the Securities and Exchange Commission on May 29, 2007, as may be amended.
     The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.
     All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

Item 1. Summary Term Sheet
Regulation M-A Item 1001
          The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction” is hereby incorporated herein by reference.
Item 2. Subject Company Information
Regulation M-A Item 1002
(a)	First Commerce Bancorp, Inc., 500 North Ellington Parkway, Lewisburg, Tennessee 37091, phone number: (931) 359-4322.

(b)	The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK — Current Capital Stock” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “MARKET PRICE OF COMMON STOCK AND DIVIDEND INFORMATION — Market for Common Stock” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “MARKET PRICE OF COMMON STOCK AND DIVIDEND INFORMATION — Dividends” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	Not applicable.
Item 3. Identity and Background of Filing Person(s)
Regulation M-A Item 1003

(a)-(c)	See Item 2(a) above. The filing person is the subject company. First Commerce Bancorp, Inc. is incorporated in the State of Tennessee. During the last five years, First Commerce Bancorp, Inc. has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.
          Directors and Executive Officers of First Commerce Bancorp, Inc.
          Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers. Each person identified below is a United States citizen. The principal address of each person identified below is 500 North Ellington Parkway, Lewisburg, Tennessee 37091.

Current Principal Occupation or Employment and Material Positions
Name	Held During the past Five years

W. B. Marsh	Chairman, President and Chief Executive Officer of First Commerce Bancorp, Inc. since 2005 and First Commerce Bank since 2002

Mr. Marsh attended Middle Tennessee State University and the University of Tennessee, where he received his Bachelor of Science in Business Administration in 1973. He also graduated from the School of Banking held at Vanderbilt University and from the Mid-South School of Banking. He attended the Executive Development School at Rhodes College in 1988-1989. Mr. Marsh served as an examiner for the Tennessee Department of Financial Institutions from 1973 until 1978. Since that time, he has had extensive financial institution experience in Marshall County, Tennessee. Mr. Marsh served as Chairman of the Board of the Marshall Medical Center from 1992 until 2001, and has held a variety of other positions in city and non-profit organizations.

Robert E. Wiles, Jr.	Executive Vice President and Chief Operating Officer of First Commerce Bancorp, Inc. since 2005 and First Commerce Bank since 2002

Mr. Wiles attended Vanderbilt University on a baseball scholarship and received his degree in business administration in 1977. Mr. Wiles has extensive experience in the retail and financial sectors, and he also worked with the Tennessee Department of Commerce and Insurance. He is a graduate of both the Tennessee School of Banking at Vanderbilt University and the Graduate School of Banking at Louisiana State University. He is past president of the Marshall County Chamber of Commerce and past Chairman of the Board of Wee Care, Inc.

D. Glenn Hardison	Chief Financial Officer and the Corporate Secretary of First Commerce Bancorp, Inc. since 2005 and First Commerce Bank since 2002

Mr. Hardison is a graduate of David Lipscomb College (now University), from which he received a Bachelor of Science Degree in accounting, with a minor in economics. Mr. Hardison was employed for ten years with the Internal Revenue Service as a revenue agent and in management. After leaving the Internal Revenue Service, Mr. Hardison worked for a major accounting firm and then opened his own certified public accounting firm in Lewisburg, with a branch office in Franklin, which he operated for nearly 20 years. Mr. Hardison is a Member of the American Institute of Certified Public Accountants and the Tennessee Society of Certified Public Accountants.

Walter W. Bussart	Director of First Commerce Bancorp, Inc. since 2005 and First Commerce Bank since 2002

Mr. Bussart is an honors graduate of the University of Tennessee with a Bachelor of Science Degree in Business Administration (and a concentration in Industrial Management). He attended the College of Law at the University of Tennessee, graduating with a Doctor of Jurisprudence. He was named the Outstanding Moot Court Attorney in his law school class. Mr. Bussart has served in the Tennessee Army

Current Principal Occupation or Employment and Material Positions
Name	Held During the past Five years

National Guard and presently holds the rank of Colonel. He has also served as a Judge and elected member of the Tennessee House of Representatives. Mr. Bussart’s law practice is headquartered in Marshall County where he has practiced law for over 25 years.

John O. Chunn	Director of First Commerce Bancorp, Inc. since 2005 and First Commerce Bank since 2002

Mr. Chunn attended the University of Tennessee and served in and retired from the Tennessee Army National Guard. Mr. Chunn has worked for Heil Quaker Corp., in Lewisburg, with International Nuclear, and with Avco Aerostructures Division. He has been engaged in a number of construction-related businesses, including the construction of dairy buildings and the installation of dairy equipment. Mr. Chunn formed Truette Construction Co. on January 1, 1979, which is located in Marshall County, and which he continues to operate.

Thomas H. Hawkins, III	Director of First Commerce Bancorp, Inc. since 2005 and First Commerce Bank since 2002

Mr. Hawkins attended Middle Tennessee State University and then joined his family’s business, Lewisburg Tribune Incorporated where he has been employed for over 25 years and where he is currently the President and Chairman of the Board. One of his company’s divisions, Lewisburg Printing Company, is one of the fastest growing commercial printers in Tennessee. Mr. Hawkins is active in the printing industry, having served as a recent chairman for the Printing Industry of the South, and he is currently a member of the Board of Directors and serves on the Insurance Committee of the Printing Industry Association of America, one of the largest trade organizations in the world.

Allen L. Henderson, Jr.	Director of First Commerce Bancorp, Inc. since 2005 and First Commerce Bank since 2002

Mr. Henderson attended Martin Junior College, and graduated with a Bachelor of Science Degree from Tennessee Technical University in Industrial Technology. Mr. Henderson is involved in a number of businesses, including Lewisburg Industrial & Welding, Inc., located in Lewisburg, which he founded in 1971. He is the president of that company. He has also operated the local Napa Autoparts Store in Lewisburg for over 25 years.

David H. Jent	Director of First Commerce Bancorp, Inc. since 2005 and First Commerce Bank since 2006

Mr. Jent focuses on David Jent Realty and Auction, which he has operated as owner and broker since March of 1980. Prior to that, he was employed by Grover Collins Real Estate and Auction and at Heil Quaker in Lewisburg. Mr. Jent has served as a member of the Southern Middle Tennessee Board of Realtors and as President of Maury-Marshall Board of Realtors (1994), Region 3 Vice President of the Tennessee Association of Realtors.

Current Principal Occupation or Employment and Material Positions
Name	Held During the past Five years

James P. Moon	Director of First Commerce Bancorp, Inc. since 2005 and First Commerce Bank since 2002

Mr. Moon is a graduate of Rhodes College in Memphis and he received a Masters Degree in Teaching with an emphasis on Economics from the Graduate School of Middle Tennessee State University. Mr. Moon taught and coached in high school in Middle Tennessee. He worked with Moon Pencil and co-founded Eraser Products. In 1998, he sold his interest in Moon Pencil and Eraser Products. Currently, Mr. Moon is retired but involved in the construction and rental of storage and manufacturing buildings. Mr. Moon is a past president of Writing Instruments Manufacturers Association and of the Pencil Makers Association. He served two terms on the Executive Committee of the National School Supply and Equipment Association. Mr. Moon has also served on the Board of Trustees of the Martin Methodist College and the Board of Trustees of Battleground Academy.

James L. Russell, Jr.	Director of First Commerce Bancorp, Inc. since 2005 and First Commerce Bank since 2002

Mr. Russell graduated from Columbia State Community College in 1973 with an Associates Degree in Business and from Middle Tennessee State University in 1976 with a Bachelor of Science in Business Management and a minor in Economics and Finance. He joined Russell Vending Service in 1976, where he has served in a wide variety of roles, including human relations, accounting, data processing, electronics and others. Mr. Russell has been extensively involved in the social and business community of Lewisburg and Marshall County for many years.
          None of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
          Item 4. Terms of the Transaction
          Regulation M-A Item 1004
(a)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Purpose and Structure of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on First Commerce,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION

TRANSACTION — Effects of the Reclassification Transaction on Shareholders of First Commerce,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Plans or Proposals,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Accounting Treatment,” “ AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Material Federal Income Tax Consequences of the Reclassification Transaction,” and “DESCRIPTION OF CAPITAL STOCK — Class A and Class B Common Stock to be Issued if Reclassification Transaction Approved,” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of First Commerce” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Dissenters’ Rights” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the caption “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of First Commerce,” and “DESCRIPTION OF CAPITAL STOCK — Class A and Class B Common Stock to be Issued if Reclassification Transaction Approved,” is hereby incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A 1005
(a)	The information set forth in the proxy statement under the caption “CERTAIN TRANSACTIONS,” is hereby incorporated herein by reference.

(b)-(c)	The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction” and “MARKET PRICE OF COMMON STOCK AND DIVIDEND INFORMATION — Prior Public Offerings and Stock Purchases” is hereby incorporated herein by reference. The transaction referred to therein was effected pursuant to the Agreement and Plan of Share Exchange, dated as of August 9, 2006, by and among First Commerce Bancorp, Inc. and First Commerce Bank and the Articles of Share Exchange by and between First Commerce Bank and First Commerce Bancorp, Inc. The transaction was consummated on October 6, 2006.
(e)	Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006
(b)	The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on First Commerce,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Accounting Treatment” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on First Commerce,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” and “ AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of First Commerce” is hereby incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
(a)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction,” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction,” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION

TRANSACTION — Overview of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction,” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on First Commerce,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Shareholders of First Commerce,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.
Item 8. Fairness of the Transaction
Regulation M-A 1014

(a)-(b)	The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.
(c)	The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the

Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations
Regulation M-A Item 1015
(a)	The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction,” and “OTHER MATTERS — Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.
Item 10. Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
(a)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Financing of the Reclassification Transaction,” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Fees and Expenses” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the proxy statement under the caption “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Fees and Expenses” is hereby incorporated herein by reference.

(d)	Not applicable.
Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a)	The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Financing of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Fees and Expenses,” and “STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK — Transactions Involving Our Securities” is hereby incorporated by reference.”
Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012
(d)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction,” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Interests of Certain Persons in the Reclassification Transaction” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.
Item 13. Financial Information
Regulation M-A Item 1010
(a)	The audited financial statements set forth in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, and the unaudited financial statements set forth in the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2007, and the information set forth in the proxy statement under the caption “SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” is hereby incorporated herein by reference.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)-(b)	The information set forth in the proxy statement under the caption “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING” is hereby incorporated by reference.
Item 15. Additional Information
Regulation M-A Item 1011
(b)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.
Item 16. Exhibits
Regulation M-A Item 1016
(a)	Preliminary Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Preliminary Proxy Statement. *

(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on August 10, 2007.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of August 10, 2007

FIRST COMMERCE BANCORP, INC.
By:	/s/ D. Glenn Hardison
Name:	D. Glenn Hardison
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

(a)	Preliminary Proxy Statement, together with proxy card*
(b)	Not applicable
(c)	Not applicable
(d)	Not applicable
(f)	Preliminary Proxy Statement*
(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on August 10, 2007.